Mail Stop 3561

March 4, 2008

Gregory Scott, President
bebe stores, inc.
4000 Valley Drive
Brisbane, CA94005

Re: bebe stores, inc.
        Correspondence filed January 17, 2008 in response to December 5,
        2007 comments on Form 10-K for fiscal year ended July 7, 2007 and
        filed September 14, 2007
        File No. 0-24395

Dear Mr. Scott:

We have reviewed the correspondence you have submitted on EDGAR and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A
Compensation Discussion and Analysis, page 10

1. We have reviewed Appendix A, which you have provided in your January 16, 2008 response to the second comment of our letter dated December 5, 2007. It appears to omit specific performance targets used to determine incentive amounts, including management bonus objectives under the sales and management plan, divisional income targets and comparable same store sales targets. Please disclose these and any other specific performance targets in future filings as applicable, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the

extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

Please contact Susann Reilly at 202-551-3236 if you have any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
          Health Care Services